June 27, 2008

Veronica A. Lubatkin
Executive Vice President and Chief Financial Officer
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677

Re: Par Pharmaceutical Companies, Inc
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-10827

Dear Ms. Lubatkin:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Revenue, page 50

1. Please disclose the factors that contributed to the changes in your account receivable returns reserves recorded for prior period sales. It appears that the change in your returns were material to the year ended December 31, 2006 and for returns and rebates and incentive programs reserves the three months ended March 29, 2008.

Notes to the Consolidated Financial Statements
Note 6 – Accounts Receivable
Allowance for Doubtful Accounts, page F-20

2. Please disclose what factors contributed to the large increase in the write off of your accounts receivables balance of $10 million during the second quarter of 2006. Expand your disclosure to clarify why the write off of invalid customer deductions occurred in 2006 and why recognition in earlier periods was not required. Discuss how this change in prior year estimates has impacted your current estimates. Also discuss why your accounts receivable balance decreased from 13% to 8% as a percentage of gross sales from 2006 to 2007. Discuss any changes in your collections process or payment terms.

Note 7 – Inventories, page F-23

3. We note in your disclosure that your capitalize products in inventory prior to regulatory approval. In addition, your results of operations disclosure on page 43 states that you recognized material inventory write-offs due to a delayed product launch. Please provide the following information:
    *   Explain to us how this accounting policy complies with GAAP. Include specific references to any applicable authoritative literature that supports this treatment.
    *   Tell us how you apply the lower of cost or market accounting policy when it does not appear that there is a market in that, at the balance sheet date, the inventory is not saleable.
    *   Tell us how the costs meet the definition of inventory in Statement 1 of Chapter 4 of ARB 43.
    *   Tell us how the costs meet the definition of an asset in paragraph 26 of CON 6, specifically addressing the third criteria that states that the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.
    *   Tell us and disclose your accounting policy with respect to the point when inventory of unapproved products is capitalizable.
    *   Disclose in Management's Discussion and Analysis the amount and the shelf life of the products being capitalized as inventory prior to FDA approval or prior to removal of all contractual restrictions and why you believe you will be able to realize the inventory prior to the expiration of the shelf life.
    *   Discuss in Management's Discussion and Analysis how you believe the risks and uncertainties surrounding market acceptance of the approved product will factor into realization of the asset given a limited shelf life.

Item 15. (a)(3) Exhibits, page 56

4. We note that you disclose several significant agreements to your company's business in Notes 11 and 12 to your Notes to Consolidated Financial Statements but have not filed those agreements as exhibits. Please supplementally explain to us why these contracts have not been included as exhibits or amend to include the following agreements as exhibits.

    - Distribution agreement with AstraZeneca LP in relation to Metoprolol Succinate
    - Distribution agreement with Ivax Corporation in relation to the rights for antibiotics amoxicillin/clavulanate potassium and amoxicillin
    - Supply and distribution agreement with GlaxoSmithKline plc in relation to Fluticasone

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Veronica A. Lubatkin
Par Pharmaceutical Companies, Inc.
June 27, 2008
Page 4

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Brian Pitko, Staff Attorney, at (202) 551-3203 or Michael Reedich, Special Counsel, at (202) 551-3612 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant